EXHIBIT 8.3
[LOGO of RP FINANCIAL, L.C.]



                                            November 18, 2005



Boards of Directors
Mutual Federal Bancorp, MHC
Mutual Federal Bancorp, Inc.
Mutual Federal Savings and Loan Association of Chicago
2212 W. Cermak Road
Chicago, Illinois  60608-3999

Re:      Stock Issuance Plan  Subscription Rights
         Mutual Federal Savings and Loan Association of Chicago
         ------------------------------------------------------

Gentlemen:

         All capitalized terms not otherwise defined in this letter have the meanings given such terms in the Stock Issuance Plan adopted by the Board of Directors of Mutual Federal Savings and Loan Association of Chicago ("Mutual Federal" or the "Association"). Pursuant to the Stock Issuance Plan, Mutual Federal will become a wholly-owned subsidiary of Mutual Federal Bancorp, Inc. (the "Company"), a federal corporation, and the Company will issue a majority of its common stock to Mutual Federal Bancorp, MHC, a federal mutual holding company, and sell a minority of its common stock to the public.

         We understand that in accordance with the Stock Issuance Plan, subscription rights to purchase shares of common stock in the Company are to be issued to: (1) Eligible Account Holders; (2) Qualified Tax-Exempt Employee Plans; (3) Supplemental Eligible Account Holders; and (4) Voting Members. Based solely upon our observation that the subscription rights will be available to such parties without cost, will be legally non-transferable and of short duration, and will afford such parties the right only to purchase shares of common stock at the same price as will be paid by members of the general public in the community offering, but without undertaking any independent investigation of state or federal law or the position of the Internal Revenue Service with respect to this issue, we are of the belief that, as a factual matter:

         (1) the subscription rights will have no ascertainable market value; and

         (2) the price at which the subscription rights are exercisable will not be more or less than the pro forma market value of the shares upon issuance.

         Changes in the local and national economy, the legislative and regulatory environment, the stock market, interest rates, and other external forces (such as natural disasters or significant world events) may occur from time to time, often with great unpredictability and may materially impact the value of thrift stocks as a whole or the Company's value alone. Accordingly, no assurance can be given that persons who subscribe to shares of common stock in the subscription offering will thereafter be able to buy or sell such shares at the same price paid in the subscription offering.


                                            Sincerely,

                                            /s/ RP Financial, LC.

                                            RP FINANCIAL, LC.




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WASHINGTON HEADQUARTERS
Rosslyn Center                                         Telephone: (703) 528-1700
1700 North Moore Street, Suite 2210                      Fax No.: (703) 528-1788
Arlington, VA 22209                                 E-Mail: mail@rpfinancial.com

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RP Financial, LC.
Boards of Directors
November 18, 2005
Page 2